UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OMNI Energy Services Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68210 T1 09

(CUSIP Number)

Dennis Sciotto

7315 El Fuerte Street

Carlsbad, CA 92009

(760) 809-8265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68210 T1 09
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dennis Sciotto
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 5,537,881(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 5,537,881 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 5,537,881 (1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 21.9%
14.	Type of Reporting Person (See Instructions). IN

(1)	Consists of (i) 3,034,699 shares of common stock, (ii) 4,560 shares of Series C 9% Convertible Preferred Stock (convertible into 2,338,461 shares of common stock), (iii) warrants redeemable for 114,000 shares of common stock, (iv) 25,124 shares issuable upon exercise of options currently exercisable within 60 days of June 10, 2010; and (v) 25,597 shares of common stock held by the Reporting Person’s wife.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to the Common Stock, $0.01 par value (“Common Stock”) of OMNI Energy Services Corp., a Louisiana corporation (the “Issuer”), into which the Issuer’s Series C 9% Convertible Preferred Stock, no par value per share (the “Series C Stock”), is convertible and for which the warrants to purchase Common Stock (the “Warrants”) are exercisable, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment is being filed to update certain information in Items 1, 3, 4 and 5 of the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person (as defined below) on May 27, 2005 (the “Original Statement”) . This Amendment amends the Original Statement as specifically set forth herein; reference is made to the Original Statement for information on the matters not specifically addressed in this Amendment. Except as amended and supplemented hereby, the Original Statement remains in full force and effect.

The Issuer has its principal executive offices at 4500 N.E. Evangeline Thruway, Carencro, LA 70520.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

On May 17, 2005, the Reporting Person, as trustee for the Dennis R. Sciotto Family Trust (the “Trust”), entered into the Securities Purchase Agreement (the “Purchase Agreement”), dated as of May 17, 2005, by and between the Issuer and the holders of Series C Stock pursuant to which the Reporting Person indirectly acquired 2,660 shares of Series C Stock (convertible into 1,364,103 shares of the Issuer’s Common Stock) and Warrants exercisable for 3,484,600 shares of the Issuer’s Common Stock.

On August 29, 2005, pursuant to the Purchase Agreement, the Reporting Person indirectly acquired an additional 1,140 shares of Series C Stock (convertible into 584,615 shares of the Issuer’s Common Stock) and Warrants exercisable for 1,493,400 shares of the Issuer’s Common Stock.

The Reporting Person personally financed the $3.8 million in consideration paid for the Series C Stock and the Warrants.

On February 13, 2008, the Reporting Person indirectly purchased 103 shares of Series C Stock (convertible into 52,820 shares of the Issuer’s Common Stock) in a private transaction.

On August 27, 2008, the Reporting Person indirectly exercised Warrants to purchase an aggregate of 950,000 shares of the Issuer’s Common Stock at an exercise price of $2.50 per share for an aggregate purchase price of $2.4 million in consideration personally financed by the Reporting Person.

Per the terms of the Purchase Agreement, as payment-in-kind dividends on the Series C Stock, the Reporting Person has indirectly received 657 shares of Series C Stock, which are convertible into 336,923 shares of Common Stock.

On May 6, 2010, the Reporting Person indirectly exercised Warrants to purchase an aggregate of 3,648,000 shares of the Issuer’s Common Stock pursuant to their cashless exercise provisions resulting in the issuance of 1,186,547 shares of the Issuer’s Common Stock. The exercise price of these Warrants was $1.95 per share.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of this Amendment is to report transactions that have occurred since the filing of the Original Statement on May 27, 2005. As a result of the transactions disclosed in Item 3 above, a material change has occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Person.

In addition, on June 3, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wellspring OMNI Holdings Corporation, a Delaware corporation (“Parent”), and Wellspring OMNI Acquisition Corporation, a Delaware corporation and subsidiary of Parent (“Sub”), providing for the merger of Sub with and into the Company, with the Company surviving the merger (the “Merger”) as a subsidiary of Parent. Concurrently with the execution of the Merger Agreement, the Reporting Person, as trustee of the Trust, entered into a Rollover Agreement (the “Rollover Agreement”) with Parent pursuant to which, among other things, immediately before but substantially contemporaneously with the effective time of the Merger, the Reporting Person has agreed to contribute, (i) to Parent, shares of Issuer’s Common Stock or Series C Stock beneficially owned by him having a value equal to $5.15 million in exchange for shares of common stock of Parent (“Parent Common Stock”) at a price per share of Parent Common Stock equal to the price per share of Parent Common Stock paid by Wellspring Capital Partners IV, L.P. in connection with the transactions contemplated by the Merger

Agreement; and (ii) to a newly formed subsidiary of Parent (“Intermediate Sub”), Series C Stock having a value equal to $4.55 million in exchange for shares of preferred stock of Intermediate Sub (the “Intermediate Preferred Stock”). The shares exchanged for Parent Common Stock and Intermediate Preferred Stock are, in each case, in lieu of receiving the cash merger consideration of $2.75 per share (the Series C Stock being valued as though such stock was converted into Issuer Common Stock immediately prior to the effective time of the Merger). The rollover contributions are subject to all conditions of the Merger set forth in the Merger Agreement having been satisfied or waived by Parent not later than the time of such contribution.

The Reporting Person has entered into a Voting Agreement with Parent (the “Voting Agreement”) pursuant to which he has agreed to vote, and has given a proxy to Parent to vote, the shares of Issuer Common Stock beneficially owned by him in favor of approval of the Merger Agreement and the Merger.

The descriptions of the Rollover Agreement and Voting Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Rollover Agreement and Voting Agreement, copies of which are attached hereto as Exhibit 4 and Exhibit 5, respectively.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,537,881 shares of Common Stock as follows: 3,034,699 are owned indirectly, 25,597 shares are owned by his wife; 2,338,461 are issuable upon conversion of 4,560 shares of Series C Stock; 25,124 shares are issuable upon the exercise of options; and 114,000 shares are issuable upon the exercise of the Warrants. This represents a 21.9% interest in the Issuer’s Common Stock.

(b) As of the date hereof, the Reporting Person has shared voting and shared dispositive power for 5,537,881 shares.

(c) Other than the transaction described in Item 3 and Item 4, the Reporting Person has not effected any transactions during the past 60 days in the Common Stock, Series C Stock or Warrants.

(d) To the best knowledge of the Reporting Person, no person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock, Series C Stock or Warrants owned by the Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

A Securities Purchase Agreement, dated as of May 17, 2005, by and between the Issuer and the holders of the Series C Stock has been executed by the Reporting Person, a copy of which is attached as an exhibit to the Original Statement.

A Registration Rights Agreement, dated as of May 17, 2005, by and between the Issuer and the holders of Series C Stock has been executed by the Reporting Person and is attached as an exhibit to the Original Statement. The Registration Rights Agreement requires the Issuer to file a Registration Statement for the shares of the Issuer’s Common Stock issued upon conversion of the Series C Stock, exercises of the Warrants or as dividends on the Series C Stock.

A Rollover Agreement, dated as of June 3, 2010, by and between Wellspring OMNI Holdings Corporation and the signatories thereto has been executed by the Reporting Person and is attached as Exhibit 4 hereto.

A Voting Agreement, dated as of June 3, 2010, by and between Wellspring OMNI Holdings Corporation and the Reporting Person is attached as Exhibit 5 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

*Exhibit 1	Stock Purchase Agreement

*Exhibit 2	Registration Rights Agreement

*Exhibit 3	Articles of Amendment to the Articles of Incorporation of the Issuer.

**Exhibit 4	Rollover Agreement

** Exhibit 5	Voting Agreement

*	filed previously.
**	filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2010

/S/ DENNIS SCIOTTO
Dennis Sciotto

EXHIBIT INDEX

*Exhibit 1	Stock Purchase Agreement

*Exhibit 2	Registration Rights Agreement

*Exhibit 3	Articles of Amendment to the Articles of Incorporation of the Issuer.

**Exhibit 4	Rollover Agreement

**Exhibit 5	Voting Agreement

*	filed previously